July 8, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust

(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of ProShares Trust (the “Trust”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 152 under the Securities Act and Amendment No. 161 under the 1940 Act to the Trust’s Registration Statement on Form N-1A, relating to ProShares S&P 500® ex-Consumer Discretionary ETF, ProShares S&P 500® ex-Consumer Staples ETF, ProShares S&P 500® ex-Energy ETF, ProShares S&P 500® ex-Financials ETF, ProShares S&P 500® ex-Health Care ETF, ProShares S&P 500® ex-Industrials ETF, ProShares S&P 500® ex-Materials ETF, ProShares S&P 500® ex-Technology ETF, and ProShares S&P 500® ex-Utilities ETF.

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6578.

Sincerely,

/s/ Robert J. Borzone, Jr.

Robert J. Borzone, Jr.
Chief Legal Officer of ProShares Trust